199 Bay Street, Suite 2200
P.O. Box 447, Commerce Court Postal Station
Toronto, ON Canada M5L 1G4
Telephone:  (416) 777-0101
Facsimile:  (416) 865-1398
http://www.dickinsonwright.com

Geoffrey G. Farr
GFarr@dickinsonwright.com
(416) 777-4005

October 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Division of Corporation Finance - Office of Energy & Transportation

Dear Sirs/Mesdames:

Re:	Loncor Gold Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023 (the "Form 20-F") Filed April 30, 2024 - SEC File No. 001-35124

 We act as counsel to Loncor Gold Inc. (the "Company"), which forwarded to us your letter to the Company dated September 26, 2024 (the "SEC Letter").  Below are the Company's responses to the comments in the SEC Letter, utilizing the numbering and headings contained therein.  The said SEC comments are set out below in italics for ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2023

D. Property, Plants and Equipment, page 25

1. We note your response to comment 5 and we reissue the comment. Item 1305 internal control disclosure is required to be included in your filing. Please include this disclosure in your amended filing.

Company Response:

Please see the Form 20-F/A filed with this letter.

2. Please proceed to file the amended Form 20-F filing and the amended technical report summary with the changes proposed in your responses to the engineering comments.

Company Response:

Please see the Form 20-F/A (which includes the amended and restated technical report summary) filed with this letter.

Dickinson Wright LLP

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-4

3. We note your response to comment 11 proposes "that the wording in comment number 11 be included in the auditor's report in respect of the fiscal 2024 audit and the conforming change be made to the risk factor disclosure on page 4 of the fiscal 2024 Form 20-F." Please clarify the "wording in comment number 11" that you are referring to and provide the disclosure you are proposing to include in the fiscal 2024 audit report and the related risk factor. In this regard, please note that the revised language should definitively state whether there is a substantial doubt in your ability to continue as a going concern or that the conditions you cite raise substantial doubt about your ability to continue as a going concern to comply with PCAOB Auditing Standard 2415.

Company Response:

The Company is proposing to include the following disclosure in the fiscal 2024 audit report (with the conforming change to be made to the risk factor disclosure on page 4 of the fiscal 2024 Form 20-F):

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to this matter are also described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified in respect of this matter.

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Please let us know whether you have any further comments.

Yours truly,

DICKINSON WRIGHT LLP

Per:

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr